Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$160,273	$183,343	$277,819	$133,386	$123,438

Fixed Charges:
Interest expense (before capitalized interest)	25,820	39,171	42,835	45,143	43,138
Portion (1/3) of rents representing interest factor	9,124	10,232	8,731	8,284	8,243

Total fixed charges	34,944	49,403	51,566	53,427	51,381

Amortization of capitalized interest	1,272	1,335	1,680	984	1,069
Distributed income of unconsolidated investments	18,045	13,135	11,769	13,536	16,189
Interest capitalized	(1,236)	(996)	(4,503)	(1,179)	(1,167)
Net income attributable to noncontrolling interests (net of tax)	(11,255)	(18,806)	(17,632)	(13,258)	(7,469)

Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$202,043	$227,414	$320,699	$186,896	$183,441

Ratio of earnings to fixed charges	5.8x	4.6x	6.2x	3.5x	3.6x

96